UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36188

zulily, inc.

(Exact name of registrant as specified in its charter)

2601 Elliott Avenue, Suite 200

Seattle, WA 98121

(877) 779-5614

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	On October 1, 2015, pursuant to an Agreement and Plan of Reorganization, dated as of August 16, 2015, by and among zulily, inc., Liberty Interactive Corporation (“Parent”), Mocha Merger Sub, Inc., an indirect, wholly owned subsidiary of Parent (“Purchaser”) and Ziggy Merger Sub, LLC, a direct, wholly owned subsidiary of Parent (“Merger Sub 2”), Purchaser merged with and into zulily, inc. and immediately thereafter, zulily, inc. merged with and into Merger Sub 2, with the separate corporate existence of zulily, inc. ceasing and Merger Sub 2 continuing as the surviving corporation and a wholly owned subsidiary of Parent under the name “zulily, llc”.

Pursuant to the requirements of the Securities Exchange Act of 1934, zulily, inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

zulily, llc (as successor by merger to zulily, inc.).

Dated: October 13, 2015

	By:	/s/ Darrell Cavens
Darrell Cavens
Chief Executive Officer